SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at March 12, 2007

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer
Date: March 12, 2007

* Print the name and title of the signing officer under his signature.
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MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT

(Previously Form 27)
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ITEM 1 Reporting Issuer

Rockwell Ventures Inc.
1020 - 800 West Pender Street
Vancouver, BC
V6C 2V6

(the "Company")

ITEM 2 Date of Material Change

March 12, 2007

ITEM 3 Press Release

A press release was disseminated on March 12, 2007 through various approved media, and was filed through the SEDAR system on March 12, 2007.

ITEM 4 Summary of Material Change

Rockwell Ventures Inc. (TSXV: RVI; OTCBB: RVINF) is pleased to announce further details regarding the Middle Orange Operations and Projects.

ITEM 5 Full Description of Material Change

See attached news release.

ITEM 6 Reliance on section 85 (2) of the Act

Not applicable

ITEM 7 Omitted Information

Not applicable

ITEM 8 Senior Officers

Senior officer of the reporting issuer who is knowledgeable about the material change:

Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
Telephone: (604) 684-6365; Facsimile: (604) 684-8092

ITEM 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 12th day of March 2007.

/s/ Jeffrey R. Mason

Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

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        1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365 TSX-V: RVI
Fax 604 684∙8092 OTCBB: RVINF
Toll Free 1 800 667∙2114
www.rockwellventures.com

ROCKWELL ANNOUNCES FURTHER DETAILS ON ITS ACQUISITION
OF TRANS HEX'S ALLUVIAL DIAMOND OPERATIONS & PROJECTS
IN MIDDLE ORANGE RIVER AREA, SOUTH AFRICA

March 12, 2007, Vancouver, BC - Rockwell Ventures Inc. ("Rockwell" or the "Company") (TSXV: RVI; OTCBB: RVINF) is pleased to announce further details regarding the Middle Orange Operations and Projects.

On March 6, 2007, Rockwell and Trans Hex Group Limited ("Trans Hex") announced that the companies have entered into an agreement whereby Rockwell's wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd. ("Rockwell RSA"), may acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex ("the Transaction").

Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. ("THO"), is the owner of two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa and which are collectively referred to as the Middle Orange River Operations and Projects or "MORO". Rockwell's Wouterspan alluvial diamond operation is located on the north bank of the Middle Orange River immediately adjacent to the Saxendrift and Niewejaarskraal diamond mines.

The MORO includes (but are not limited to):

-the rights to prospect and explore for and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape Province of South Africa (see MORO Mineral Rights table below);

-a series of large remnant alluvial diamond terraces comprising approximately 8.7 million cubic meters of indicated resources and 30.4 million cubic meters of inferred resources;

-the material plant, machinery, equipment and other movable assets owned and/or used by THO - These operating assets were independently valued by Manhattan Mining Equipment (Pty) Limited in April 2005 at South African Rand ("ZAR") 53 million (C$8.5 million);

-the employees of THO in terms of Section 197 of South Africa's Labour Relations Act of 1995; and

-a rehabilitation liability which will be taken over by Rockwell on the basis that the tailings and other heaps of unprocessed diamond bearing middlings gravel and Rooikoppies gravels will be reprocessed by Rockwell to recover contained diamonds.

The Wouterspan alluvial operation, in which Rockwell recently acquired a 51% equity interest through its purchase of Durnpike Investments (Pty) Ltd., is located on the north bank of the Middle Orange River across from the Saxendrift - Niewejaarskraal mines of THO. The Wouterspan diamond bearing gravel sequence constitutes a large alluvial diamond deposit, which is a remnant of an extensive braided river system represented by coarse gravel deposits, sand rich lenses, an upper calcrete layer and surface deflation layer typically referred to as the "Rooikoppies". Deposits found at Wouterspan are contiguous with the Saxendrift and Niewejaarskraal deposits located on the south bank of the river.

The Saxendrift area has had a long history of diamond production dating back to the mid 1920's. An estimated 96,000 carats ("ct") of diamonds were extracted from the area between 1928 and 1964. Trans Hex commenced exploration and mining in the area in 2000 through a merger with GEM Diamond Mining Limited, which held the mineral rights to Saxendrift at that time.

The Saxendrift Mine comprises three mining areas: Brakfontein, Saxendrift Terrace A and Saxendrift Terrace B. From commissioning to the end of 2005, the Saxendrift Mine produced a total of 76,803 ct. The largest gem quality stone ever produced by Trans Hex - a 216 ct octahedron - was from the Saxendrift operation in 2001. Saxendrift also held the Trans Hex record for the highest dollar per ct price with a 9.22-ct blue stone that was sold in 2003 for in excess of US$45,000/ct. Production on Saxendrift was achieved by open cast mining methods with processing and recovery being achieved by a combination of rotary pan plants, dense media separation ("DMS"), and Flow-sort X-ray recovery.

THO began its development of the Niewejaarskraal Mine with a bulk sampling program in mid-2001. A DMS plant was erected on site and full-scale production commenced in April 2002. This operation was suspended in late 2006.

During its tenure of the MORO, THO also conducted exploration and evaluation work on several large alluvial gravel terraces to the north east of Saxendrift, namely Kwartelspan, and to the south west of Niewejaarskraal, namely Vieglandsput, Zwemkuil-Mooidraai and Remhoogte-Holsloot. Exploration work conducted on the adjacent properties included reverse circulation drilling, trenching and bulk sampling. Resource information obtained from these activities, including gravel volumes, grades, diamond resources, and diamond value estimates are included in the MORO Diamond Resources table below.

The mineral rights holding of the properties which would be acquired by Rockwell on successful completion of the Transaction are indicated in the table below. The majority of the mineral rights listed below have already been converted by Trans Hex to new order rights under South Africa's Mineral and Petroleum Development Act, 2002. Saxendrift mine rights are currently the subject of a conversion process which is being progressed by Trans Hex. Trans Hex Group will transfer all its relevant mineral rights and associated assets into a new special purpose vehicle ("Saxendrift SPV") which Rockwell will acquire via Rockwell RSA.

MORO MINERAL RIGHTS

PART 1 - SAXENDRIFT MINING OPERATIONS
	FARM NAME	PORTION	SIZE (Ha)	HOLDER AT SIGNATURE DATE
TRANS HEX RIGHTS	Saxendrift 20	Ptn of Rem	1368.2940	Trans Hex Operations
	Saxendrift 21	Remainder
	Saxendrift 21	Ptn of Ptn 1
MVELA RIGHTS	Saxendrift 20	Ptn of Rem	359.0000	Mvela Exploration
PART 2 - NIEWEJAARSKRAAL MINING OPERATIONS
TRANS HEX RIGHTS	Niewejaarskraal 40	Ptn of Ptn 6	1766.3900	Trans Hex Operations
	Niewejaarskraal 40	Ptn of Ptn 4
	Niewejaarskraal 40	Ptn of Ptn 2
	Viegulands Put 39	Ptn of Rem
MVELA RIGHTS	Viegulands Put 39	Ptn of Rem	324.1050	Mvela Exploration
	Niewejaarskraal 40	Ptn of Ptn 6	995.2000	Mvela Exploration
PART 3 - PROSPECTING PROJECTS
KWARTELSPAN PROJECT	Kransfontein 19	Ptn 1	903.6500	Mvela Exploration
	Kwartelspan 25	Remainder
REMHOOGTE-HOLSLOOT PROJECT	Remhoogte 152	Ptn of Ptn 1	2798.5110	Pioneer Minerals
	Holsloot 47	Ptn of Rem
		Ptn of Ptn 3	1049.5900	Trans Hex Operations
ZWEMKUIL-MOOIDRAAI PROJECT	Zwemkuil 37	Ptn of Rem	2488.1240	Mvela Exploration
	Mooidraai 36	Ptn of Rem	2901.0000

Ptn - portion; Rem - remainder

In 2006, Trans Hex commissioned an Independent Techno-Economic Valuation Report (the "Venmyn Report") in the form of a Competent Persons Report, by Venmyn Rand (Pty) Ltd ("Venmyn") authored by C. A. Telfer, Pr. Sci. Nat., G. D. Stacey, B. Sc. Eng., M. C. Ecklund, AMSAIMM, and A. G. Bloomer, Pr. Sci. Nat. The Venmyn Report was prepared to assess and characterize the technical and economic potential of the MORO in respect of a decision made by Trans Hex to dispose of MORO diamond bearing resources and assets. A report compliant with National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI43-101") will be completed shortly.

The MORO operations and exploration projects have indicated and inferred diamond resources, as shown in the table below. All resources were independently audited by Venmyn and prepared in accordance with the South African Mineral Resource Code (SAMREC) and the JSE Listings Requirements.

The Venmyn Report describes in detail the various technical activities undertaken as they relate to the resource estimations. The volumetric measurements were determined by geologic stratigraphic mapping, drilling, and bulk sampling. In addition, density measurements were undertaken on bulk samples and production samples. The bulk sample methodology is described in the Venmyn Report.

Resource evaluation programs have been undertaken in a number of campaigns as early as 1982 and include 1996 through 1997. Trans Hex has undertaken drill programs from 2000 to 2001 comprised of 30,184 meters drilling on grids of 50 meters by 50 meters and 25 meters by 25 meters.
Diamond grades were estimated from bulk samples and production records.

The Venmyn Report confirms that the mineral tenure is a mix of "old order" rights and new converted rights. Those leases that currently have "old order" rights have had the "new order' rights applied for and it is anticipated that they will be issued in the normal course. Surface rights over Saxendrift are owned outright and there are land use agreements on the remaining properties.

In addition there are Environmental Management Program reports for all the additional mining and exploration operations. There is also a registered environmental trust fund which is utilized for the various operations; this trust fund will be assumed by Rockwell.

The operations require water use licenses (WUL), for mining and bulk sample operations. The various operations have the respective WUL. There has also been a "Social and Labour Plan" filed with the Department of Minerals and Energy (DME) which is required as part of mining activities.

MORO DIAMOND RESOURCES

MINE/PROJECT	MINING AREA	RESOURCE CLASSIFICATION	VOLUME cubic meters (m3)	GRADE (carat/100m3)	CARATS
Saxendrift Mine	Saxendrift Terrace A	Indicated	1,838,000	0.83	15,207
		Inferred	5,723,000	0.48	27,344
	Saxendrift Terrace B	Indicated	422,000	1.15	4,850
		Inferred	1,821,000	0.68	12,334
	Stockpiles	Indicated	415,000	0.47	1,947
		Inferred	263,000	0.29	763
	Total/Average Saxendrift Mine Indicated		2,675,000	0.82	22,004
	Total/Average Saxendrift Inferred		7,807,000	0.52	40,441
Niewejaarskraal Mine	Niewejaarskraal	Indicated	4,174,000	0.80	33,376
		Inferred	1,696,000	0.48	8,132
	Viegulandsput	Indicated	1,864,000	1.16	21,703
		Inferred	1,465,000	0.47	6,911
	Nieweskraal TB2	Inferred	4,919,000	0.90	44,066
	Total/Average Niewejaarskraal Mine Indicated		6,038,000	0.91	55,079
	Total /Average Niewejaarskraal Mine Inferred		8,080,000	0.73	59,109
Zwemkuil-Mooidraai	N/A	Inferred	1,640,000	0.95	15,643
Remhoogte-Holsloot	N/A	Inferred	11,503,000	1.15	131,781
Kwartelspan	N/A	Inferred	1,385,000	1.50	20,838
	Total/Average of Exploration Projects Inferred		14,528,000	1.16	168,262
	Grand Total - Indicated Resources		8,713,000	0.88	77,083
	Grand Total - Inferred Resources		30,415,000	0.88	267,812

Studies by THO indicated densities or specific gravities of 2.2 for Basal gravels and 1.90 for Middlings gravels at the Saxendrift mines. The deposits are similar at all the mines and projects described above and an average density or specific gravity of 2.1 would be used to convert cubic meters to tonnes, which would be the norm for resources reported under NI 43-101. Hence, the total indicated mineral resources would be 18.3 million tonnes and the total inferred mineral resources would be 63.9 million tonnes.

David Copeland, P.Eng, a qualified person who is also the CEO and a Director of Rockwell, has reviewed this news release and supervised the preparation of the scientific or technical information that forms the basis of this news release. In his opinion, the definitions and standards of SAMREC are substantively similar to the definitions and standards of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Standards") which are recognized by the Canadian regulatory authorities and NI 43-101; and a reconciliation of the resources between the SAMREC Code and the CIM Standards does not provide a materially different result.

Exploration for and production of alluvial diamonds is common in South Africa. There are specific regulatory requirements covering mineral title and environmental aspects. In addition, there are established transparent markets and processes for sales. Rockwell currently uses a standard tender process for the sale of its production. Rockwell's operations team is familiar with these requirements and will pursue the acquisition of the properties; however, assessment of potential opportunities and challenges has been and will continue to be part of Rockwell's due diligence.

Average diamond prices realized by THO through Trans Hex tender sales for Saxendrift during the period May 2001 to the end of 2005 were US$1400/ct, and an average price of US$1375/ct was achieved for Niewejaarskraal for the period September 2001 to the end of 2005. At Rockwell's Wouterspan operation an average price of about US$2508/ct was achieved by means of Rockwell tender sales in the 11 month period from March 1, 2006 to January 30, 2007. This high average value was strongly influenced by the recovery of a number of large diamonds in this period, including three stones of over 100 ct.

The Venmyn Report indicated that the profitability of certain contributing MORO properties was reduced under the THO operating and cost structures, and necessitated that mining operations cease at the Saxendrift and Niewejaarskraal Mines.

Across the Middle Orange River from the MORO, Rockwell's Wouterspan tonnage and carat production, grade, and total operating costs for the 11 month period March 1, 2006 to January 30, 2007, as compiled from company records, are significantly lower.

Wouterspan Production	11 months	Monthly average
Production (tonnes)	2 420 000 tonnes	220 000
Carats	7 838.10	712.6
Grade (carats/hundred tonnes)	0.32	0.32
Total costs (Rand/tonne)	ZAR27.58	ZAR27.58

In respect of the disposal process embarked upon by THO, Venmyn noted that sufficient technical and economic data had been identified and quantified in the Venmyn Report to confirm the economic potential of the MORO in the hands of a specialist operator able to affect the required economies of scale. In its opinion, divesting of these assets to a junior company with lower cost structures made sense in order to allow Trans Hex to focus on the development of its flagship operations and the acquisition of projects more suited to its strategy and cost and operating structures.
Rockwell expects that the value of the MORO will be realized better as a consequence of the company's ability to exploit these deposits on a high volume, low cost basis. This approach will emulate the volume-based development and mining strategy as applied at its Wouterspan operation adjacent to Saxendrift and Niewejaarskraal, and Rockwell's other operations at Holpan-Klipdam operations, north of Kimberley, thereby achieving economies of scale, low unit costs, and realizing latent value in the ground. It is on this basis that the Venmyn Report recognized the value of the in-situ volumes for the Saxendrift, Niewejaarskraal and adjacent diamond bearing alluvial properties, taking into consideration the classified diamond resources and attaching a market-related value per unit volume based upon both grade and level of confidence.
Merits of the MORO include:
  the scarcity of well developed and well understood diamond projects in South Africa, and prevailing market conditions of high demand and high stone prices;
  the high stone prices for which the Saxendrift Mine is renowned, which have been achieved on a regular basis - the Niewejaarskraal Mine has also produced diamonds of similar values;
  the rights to additional exploration projects adjacent to the current operations; these projects represent future upside potential which could be developed using the established mining infrastructure;
  the existing processing and final recovery plant on Saxendrift and Niewejaarskraal including pan plants, Dense Media Separation plants, and X-ray recovery units, as well as a limited amount of serviceable earth moving equipment, the well established infrastructure that is in place on the Saxendrift and Niewejaarskraal mines including offices, service bays, accommodation and catering facilities, electrical power, and water reticulation which will support simultaneous operation on all properties; and
  Security infrastructure implemented by Trans Hex and the ability to link these into systems run by Rockwell.
Acquiring the MORO properties will allow Rockwell to combine its Wouterspan operation with that of the Saxendrift and Niewejaarskraal mines and thereby optimise the utilization of its management and operating teams and structures at Wouterspan, which is located directly across the Middle Orange River from Saxendrift and Niewejaarskraal.

Significantly, the acquisition of the MORO mines and projects will position Rockwell as a dominant development, mining and exploration company in the Middle Orange River area and thus able to mine and market high value gemstone diamonds. Rockwell intends to increase its current diamond production which averages approximately 2000 ct/month.

It is proposed that Rockwell will pay a cash purchase consideration to Trans Hex of approximately ZAR100.4 million and will assume potential liabilities for staff layoffs (capped at ZAR5 million) and rehabilitation bonds (capped at ZAR4.25 million) (All such payments and liabilities are expected to total approximately C$17.5 million, subject to adjustment depending on the final combination of assets acquired.) As noted above, Trans Hex will transfer all its relevant mineral rights and associated assets into a new special purpose vehicle ("Saxendrift SPV"), which Rockwell will acquire via Rockwell RSA for the consideration indicated above.

The implementation of the Transaction is subject to fulfillment of certain conditions precedent including:
  The unconditional approval of South Africa's Competition Commission (or if such approval is subject to conditions, such conditions being acceptable to Trans Hex and Rockwell);
  All requisite consents by South Africa's Minister of Minerals and Energy to the cession and transfer of the underlying mining and prospecting rights pertaining to the MORO to the Saxendrift SPV and the acquisition by Rockwell of the shares in Saxendrift SPV;
  Satisfactory provision by Rockwell of certain financial undertakings to THO;
  The approval by the TSX Venture Exchange;
  Completion by Rockwell to its satisfaction of a mineral title due diligence investigation; and
  The audited balance sheet of Saxendrift SPV as at the effective date meeting specified criteria.

Fulfillment of some of the conditions precedent may be waived, or the date specified for their fulfillment extended, in certain limited circumstances. The MORO will be placed on care and maintenance with effect from date of signature of the relevant transaction agreements pending fulfillment of the conditions precedent.

Commenting on the Transaction, John Bristow, President and COO of Rockwell said:

"We are pleased to have reached this important milestone. It is a significant step in our growth strategy and, on implementation, will allow us to add value for shareholders through doubling our resource base, maximising on existing infrastructure, operational synergies between Saxendrift and Wouterspan operations and consolidating all of the existing material Middle Orange River Operations and Projects. This acquisition is in line with our growth strategy and intention to become a significant African development, mining, and exploration company."

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that Rockwell expects are forward-looking statements. Although the Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Indicated and Inferred Resources

This news release also uses the terms "indicated resources" and "inferred resources". Rockwell Ventures Inc advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.